1 / 3 FERROVIAL SE ANNOUNCES THE RATIO AND NUMBER OF SHARES TO BE ISSUED FOR THE INTERIM SCRIP DIVIDEND Amsterdam, 23 June 2025 – Ferrovial SE ("Ferrovial", Ticker: "FER") announces that the ratio for the interim scrip dividend of in aggregate EUR 228 million or EUR 0.3182 per share in the share capital of Ferrovial with a nominal value of EUR 0.01 each ("Ferrovial Shares"), announced on 13 May 2025 and 21 May 2025, respectively, is one (1) new Ferrovial Share for every 140.8733 existing Ferrovial Shares (the "Ratio"). The Ratio is based on the volume weighted average price of all traded Ferrovial Shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the "Spanish Stock Exchanges") on 4, 5 and 6 June 2025, of EUR 44.8259, and was calculated such that the gross EUR value of dividend in shares will be approximately equal to the gross dividend in cash. Ferrovial shareholders were given the opportunity to communicate their election between cash and new Ferrovial Shares: 1) from 26 May 2025 (9:00 am Central European Summer Time, "CEST") until 6 June 2025 (5:30 pm CEST), in relation to Ferrovial Shares held through a custodian as a participant in (i) Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (Euroclear), or (ii) Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear); and 2) from 27 May 20251 (9:00 am Eastern Daylight Time, "EDT") until 6 June 2025 (5:00 pm EDT), in relation to Ferrovial Shares held through a custodian as a participant in The Depository Trust Company ("DTC"), or as a holder of shares in registered form directly on the share register of Ferrovial ("Registered Form"). Those shareholders that did not validly communicate their election during this period will receive payment of the dividend in Ferrovial Shares. No elections or elections to receive dividend in the form of new Ferrovial Shares were received for 82.48% of the outstanding Ferrovial Shares at the dividend record date (23 May 2025). Accordingly, pursuant to the Ratio, Ferrovial will issue 4,195,421 new Ferrovial Shares, resulting in Ferrovial's total issued capital increasing to EUR 7,337,553.72, representing 733,755,372 Ferrovial Shares. Payment of the cash dividend and delivery of new Ferrovial Shares, including settlement of share fractions in cash, if required, will take place from 25 June 2025 onwards on the basis of entitlements on the dividend record date. Distributions in cash, including settlement of 1 26 May 2025 was a public holiday in the United States.

2 / 3 share fractions in cash, where applicable, will be made in EUR, other than to Ferrovial shareholders who hold their shares (i) through custodians as participants directly in DTC, or (ii) in Registered Form, who will be paid in USD at the following EUR/USD exchange rate as per the BFIX: Bloomberg FX Fixings Frankfurt 2:00pm CEST fixing of 6 June 2025: 1.1418. This document is made available by publication on Ferrovial's website and is the document referred to in article 1 paragraph 4 sub h and article 1 paragraph 5 sub g of the EU Prospectus Regulation (2017/1129). These materials and the issue of share dividend discussed herein are not an offer of securities for sale in the United States under the U.S. Securities Act of 1933. The new Ferrovial Shares to be issued as share dividend will be offered and admitted to trading on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market without a prospectus. More information on the rights attached to Ferrovial Shares can be found at www.ferrovial.com/en/ir-shareholders/corporate-governance/rules-of- organization/, and more information about Ferrovial can be found at www.ferrovial.com/en/ir-shareholders/. Forward-looking Statements This announcement contains forward-looking statements, which include statements with respect to the Company’s interim scrip dividend, including the expected main milestones and timing of the scrip dividend process. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward- looking statements, including, without limitation, statements regarding payment and timing of the scrip dividend, as well as statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates and rates of interest, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; our approach to dividend or other distribution determinations and the ability to pay dividends at current levels; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the

3 / 3 Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands; the impact of any changes governmental laws and regulations, including but not limited to tax regimes or regulations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 professionals worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq’s Global Select Market and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index) and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.